UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41889

CADELER A/S
(Translation of registrant's name into English)

Kalvebod Brygge 43
DK-1560 Copenhagen V, Denmark
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Stock Exchange Announcement

Copenhagen, 11 August 2026 – Cadeler A/S (or “Cadeler”), a leading offshore wind installation contractor and operator of the industry’s largest fleet of jack-up wind installation vessels, today announces its strategic acquisition of Menck, a leading global provider of specialist equipment and technology solutions for offshore foundation installation. The acquisition strengthens Cadeler’s offshore wind installation capabilities and furthers the company’s ambition to be the preferred installation partner for the offshore wind industry. Cadeler intends to continue operating Menck as a standalone business, preserving its independent market position while strengthening its role as a key supply chain provider across the offshore wind industry.

The transaction is based on an agreed enterprise valuation equivalent to EUR 501 million, with signing and closing completed simultaneously following receipt of all mandatory regulatory approvals. The transaction is expected to be accretive to Cadeler’s EBITDA multiples on a fully delivered hydraulic hammer-on-order basis, reflecting the quality of the business and its long-term growth potential.

Today’s acquisition marks a step-change in the development of Cadeler's offshore foundation transportation and installation (T&I), with a broadened solutions offering that will enable Cadeler to deliver a complete and integrated approach to project execution. Combining Menck's specialist technology and decades of engineering experience (including more than 50 million data points on driven piles) with Cadeler’s industry-leading fleet of heavy-lift wind installation vessels and deep industry relationships, Cadeler will be well positioned to support customers across the installation value chain.

Mikkel Gleerup, CEO of Cadeler, comments:
"Offshore wind projects continue to increase in scale and technical complexity, making reliable execution more important than ever. Menck has built an outstanding reputation over more than 150 years as a trusted provider of mission-critical foundation installation equipment and engineering expertise. Bringing together Menck’s specialist engineering capabilities with Cadeler’s offshore installation proficiency, we are combining highly complementary strengths that will enhance our support to customers across the full installation value chain."

An established business with a distinct market position

Menck is a leading global provider of specialist technology, tools and related services for the installation of fixed-bottom offshore foundations. Its market position and reputation are built on a history of more than 150 years of engineering expertise, experienced employees, trusted customer relationships and a diverse portfolio of hydraulic impact hammers together with complementary capabilities in noise mitigation, drilling, grouting and specialist lifting & handling equipment.

Cadeler’s intention is to continue to operate Menck as a standalone business, recognising the strength of its existing organisation, customer relationships and operational know-how. Accordingly, Menck will continue to serve customers across the offshore wind market, including other installation contractors. Preserving Menck’s distinct market identity and commercial posture is central to the transaction rationale, and Cadeler is committed to maintaining broad market access to Menck’s specialist equipment and capabilities.

Mikkel Gleerup adds:
"Menck is already a highly respected business with exceptional people, deep engineering competence, and long-standing customer relationships. Our ambition is to build on that success by investing in the business while preserving its independent market position and trusted relationships across the wider offshore wind market. Together, we believe this creates a stronger platform for long-term growth and will contribute to a more resilient offshore wind supply chain now and in the future."

Jochem Scherpenisse, Executive Vice President, Menck Marine Foundations, comments:

”I am proud of the business that Menck has built and of the reputation our people have earned. Joining Cadeler marks an exciting new chapter for the business. As a leading offshore wind installation partner, Cadeler understands the critical role Menck plays in the industry's supply chain and shares our long-term commitment to quality, engineering excellence and reliable project execution. Cadeler will strengthen Menck’s financial flexibility to support and accelerate the execution of our continued growth plan. As part of that, Menck expects to introduce the first-of-its-kind next-generation Wind Hammer early in 2027, designed to enable the compliant installation of ultra-large foundations for offshore wind turbines. With Cadeler, we will have a strong platform to further develop our business and to continue to deliver trusted solutions to customers across the offshore wind industry.”

Becoming the preferred installation partner for the offshore wind industry

Cadeler has established itself as a robust and reliable player in the offshore wind installation market with a true global presence and the capacity to take on the largest and most complex projects in response to consistent customer demand.

Menck’s activities are highly complementary to Cadeler’s own. As Menck continues to prioritise its diverse rental fleet, the two businesses further benefit from a fundamentally similar service model, each leveraging deep technical expertise and rich operational experience to maximise the utilisation of a high-value, capital-intensive asset base. Cadeler and Menck also have a well-established working relationship: most recently, Menck is supplying the 4,400kJ impact hammer deployed by Cadeler on the Hornsea 3 offshore wind project.

Today’s acquisition will strengthen Cadeler’s operational resilience, unlocking value for Cadeler’s customers by enabling more efficient use of mission-critical foundation installation capabilities, reducing reliance on subcontracted services and increasing agility in project planning and execution, while preserving Menck’s ability to serve customers across the wider market.

As the offshore wind industry enters a new phase – defined not only by scale, but by the ability to deliver it – Cadeler will have the equipment, technology and engineering expertise necessary to push the boundaries in size and complexity, and to accelerate the green transition.

Transaction highlights

Menck is headquartered in Kaltenkirchen, Germany and operates facilities in Hamburg, Singapore, Cornwall (UK) and Cork (IE). Cadeler has agreed to acquire Menck from Acteon, a UK-headquartered global offshore energy services group providing specialist engineering and operational solutions across the offshore asset lifecycle.

The transaction has been financed through available liquidity together with a EUR 380 million acquisition facility provided by DNB Bank ASA and Coöperatieve Rabobank U.A. The acquisition facility is expected to be refinanced with long-term financing and cash flow from operations.

The acquisition of Menck is expected to impact the consolidated Cadeler group’s revenue and EBITDA guidance for 2026. Cadeler is reviewing the extent of that impact and will provide an update in due course.

Conference call

To present the acquisition, Cadeler will host a live video webcast presentation today, 11 August 2026, at 3:00pm CET / 9:00am EST.

Mikkel Gleerup, Chief Executive Officer, and Peter Brogaard Hansen, Chief Financial Officer, will present live from Hamburg. The webcast presentation is open to all interested parties and may include forward-

looking information. Publishing research analysts will be provided an opportunity to ask company management live questions on the call.

Please find the link for the webcast here: https://cadeler-11-august-2026-investor-presentation.open-exchange.net/. Please register your planned attendance in advance.

Advisers

DNB Carnegie, a part of DNB Bank ASA, is acting as financial advisor to Cadeler, and Allen Overy Shearman Sterling LLP and Davis Polk & Wardwell London LLP acted as its legal advisers. Evercore Partners International LLP acted as financial adviser to Acteon, and Sidley Austin LLP acted as its legal adviser.

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About Cadeler
Cadeler A/S (Cadeler) is a global leader in offshore wind turbine transport and installation. The company owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and is expanding its capabilities into full-scope foundation transport and installation, as well as operations & maintenance. With its modern fleet and depth of expertise across onshore and offshore operations, Cadeler supports the safe, efficient and reliable delivery of offshore wind projects worldwide. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com.

About Menck
Menck is a global leader in offshore foundation installation, helping customers deliver complex projects safely, efficiently and with greater certainty. Headquartered in Kaltenkirchen, Germany, with teams across Europe and Asia-Pacific, Menck combines more than 150 years of engineering expertise with the global reach to support offshore wind and other marine infrastructure projects worldwide. Building on this heritage, Menck is shaping the future of marine foundation installation through impact-driven, drilled and grouted solutions. From early planning and methodology selection through to offshore execution, these capabilities can be delivered individually or as one integrated solution, helping customers reduce interfaces, manage risk and keep projects moving.

About Acteon
Acteon delivers data-driven, engineering-led solutions across the lifecycle of offshore energy infrastructure. Acteon are trusted to help companies design, install, maintain, extend and decommission offshore energy assets safely, efficiently and responsibly – maximising economic return. Through the company’s business lines UTEC (geo-services), Intermoor (moorings and anchors) and 2H (engineering consultancy), Acteon supports every project phase: from site investigation and characterisation to construction, asset integrity, life extension and decommissioning. Operating from 104 locations in 21 countries and with more than 1,700 staff, Acteon has the reach and depth of resources to offer specialist expertise, experience and equipment in every major industry region. Learn more about Acteon’s offshore energy solutions at www.acteon.com.

Acteon is a portfolio business of Buckthorn Partners and One Equity Partners (OEP). Buckthorn is an industrial partner to its businesses, combining decades of operational expertise with a successful track record in business combinations. Buckthorn has a highly focused portfolio of companies, which it runs with an owner-operator business model. OEP is a middle-market private equity firm focused on the industrial, healthcare, and technology sectors in North America and Europe. The firm seeks to build market-leading companies by identifying and executing transformative business combinations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2026                CADELER A/S
(Registrant)

By: /s/ Mikkel Gleerup
Name:     Mikkel Gleerup
Title:    Chief Executive Officer

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